FILED BY DEX ONE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DEX ONE CORPORATION

COMMISSION FILE NO. 1-07155

HQ Relocation - Employee Questions Master List

Decision Process

1.	What criteria were used when choosing the location for the new HQ?

Both companies worked together to conduct a detailed analysis. We wanted to make sure we explored all avenues in order to come up with the best decision. We investigated such areas as:

•	Space and flexibility for expansion of existing facilities

•	Terms of leases

¡	Rent and operating costs

•	Airport access, number of available flights, flight costs

•	Central geographic location for a national company

•	Food service, hotel and conference facilities

•	Parking

2.	Is the choice of headquarters based on who was appointed CEO and CFO of the new company?

Not at all. The headquarters decision was made jointly by Dex One and SuperMedia leadership after a thorough evaluation of all options based on specific business criteria.

General

1.	How many Cary/Morrisville employees will be laid off as a result of the new headquarters location?

No decisions about job eliminations have been made at this time. Those decisions will be made during the integration planning process over the next few months.

2.	Will the new company keep a presence in Cary/Morrisville or other major locations?

We expect to maintain a presence in the area. Exact plans for Cary/Morrisville and other Dex One and SuperMedia locations will become clearer as we work through the integration planning process and evaluate the best use of all existing facilities for the combined company. Sales offices should not be affected except for the few cities where we have overlapping territories.

3.	If the company is keeping a presence in Cary/Morrisville, how many employees and what job functions will remain in the area?

No decisions about specific job functions to remain in Cary/Morrisville have been made. Those decisions will be made during the integration planning process.

Relocation

1.	Which employees will be asked to relocate?

There will be opportunities for some employees to relocate. However, no decisions about specific job functions or personnel to relocate have been made. Those decisions will be made during the integration planning process.

2.	What are the criteria for selecting which employees will be asked to relocate?

Decisions about specific positions and relocation opportunities will be made as part of the integration planning process.

3.	If we are asked to relocate what relocation services/packages will be offered?

Relocation program details will be shared with eligible employees once these decisions are made as part of the integration planning process.

4.	How long will we be given to decide if we want to take the position in another office?

Our intention is to provide a reasonable amount of time for employees to decide if they wish to accept a relocation opportunity, while minimizing any potential disruption to the business.

5.	If I decline a relocation opportunity, am I still eligible for severance benefits?

Generally, yes, subject to meeting certain conditions of the plan. For example, employees must remain employed by the company through the date their position is eliminated to be eligible for severance benefits.

6.	Will Cary/Morrisville employees be allowed to apply for available positions at other Dex Media locations including the new headquarters?

Yes.

7.	If I apply for a position in another location, will relocation assistance be provided?

Relocation assistance eligibility will depend upon a variety of factors, including the particular position, work location, budget, etc.

Timing

1.	When will we know our individual employment status?

No decisions about job eliminations have been made. Those decisions will be made during the integration planning process, but we do not anticipate such decisions will be finalized or communicated to employees until after the transaction closes.

2.	How much notice will we be given if our position is eliminated?

The company will provide as much notice as possible to employees whose positions will be impacted.

3.	When will the process of transferring responsibilities begin?

We expect decisions regarding the transfer of job responsibilities will be made during the integration planning process; however, none of the actual transition work will begin until after the transaction closes.

4.	By when should we expect the process to be completed?

We anticipate that through the integration planning process, various functions will adopt different transition timelines based upon the needs of their clients and function.

Human Resources

1.	What kind of severance packages will be offered?

Generally, if an employee’s position is eliminated as a result of the merger, the employee will be eligible for severance benefits if he/she meets certain requirements under the severance plan, such as remaining employed through the scheduled separation date. Severance benefits vary based on job level and length of service with the company.

2.	If I find another job and leave before the date my position is eliminated, am I still eligible to receive a severance package?

No.

3.	Will Dex be offering employment transition services?

Yes. Specific services will be communicated to eligible employees in conjunction with a notification of eligibility for severance benefits.

4.	For how long after I am terminated will I be able to keep my health insurance?

Under the current group benefits plan, an eligible employee’s coverage ends at the conclusion of the month in which his/her employment ends. After this point, an enrolled employee is eligible to continue coverage through COBRA.

5.	How will this affect my 401(k) or pension benefits?

There is no impact on your 401(k) or pension benefits at this time. If your employment ends, you will be eligible for the various distribution options available under the applicable plan(s).

6.	If I have specific questions, who should I call?

Please reach out to your HR Generalist for assistance.

Deal Related

1.	When will the deal close?

We expect the transaction to close in the fourth quarter of 2012.

2.	When will the rest of the management team be announced?

The rest of the management team will be announced once those decisions have been made.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex. In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex. INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov. Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272. Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources described above. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts. Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.